FILED BY NORFOLK SOUTHERN CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED TO BE FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NORFOLK SOUTHERN CORPORATION

COMMISSION FILE NO.: 001-08339

DATE: SEPTEMBER 30, 2025

The following are excerpts from a shareholder engagement presentation circulated by Norfolk Southern to certain shareholders of Norfolk Southern on September 30. The following excerpts contain only those portions of the presentation relating to discussions of the proposed transaction between Norfolk Southern and Union Pacific.

INVESTOR UPDATE 2025 Shareholder Engagement

NO OFFER OR SOLICITATION
This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause Union Pacific’s, Norfolk Southern’s or the combined company’s actual results, levels of activity, performance, or achievements or those of the railroad industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements may be identified by the use of words like “may,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “believe,” “project,” “estimate,” “intend,” “plan,” “pro forma,” or any variations or other comparable terminology. While Union Pacific and Norfolk Southern have based these forward-looking statements on those expectations, assumptions, estimates, beliefs and projections they view as reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which involve factors or circumstances that are beyond Union Pacific’s, Norfolk Southern’s or the combined company’s control, including but not limited to, in addition to factors disclosed in Union Pacific’s and Norfolk Southern’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”): the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Union Pacific and Norfolk Southern providing for the acquisition of Norfolk Southern by Union Pacific (the “Transaction”); the risk that potential legal proceedings may be instituted against Union Pacific or Norfolk Southern and result in significant costs of defense, indemnification or liability; the possibility that the Transaction does not close when expected or at all because required Surface Transportation Board, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the combined company will not realize expected benefits, cost savings, accretion, synergies and/or growth from the Transaction, or that such benefits may take longer to realize or be more costly to achieve than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Union Pacific and Norfolk Southern operate; disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Union Pacific and Norfolk Southern, respectively, to operate their respective businesses outside the ordinary course during the pendency of the Transaction; the diversion of Union Pacific’s and Norfolk Southern’s management’s attention and time from ongoing business operations and opportunities on merger-related matters; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Union Pacific’s or Norfolk Southern’s customers, suppliers, employees, labor unions or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by Union Pacific’s issuance of additional shares of its common stock in connection with the consummation of the Transaction; the risk of a downgrade of the credit rating of Union Pacific’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; a material adverse change in the financial condition of Union Pacific, Norfolk Southern or the combined company; changes in domestic or international economic, political or business conditions, including those impacting the transportation industry (including customers, employees and supply chains); Union Pacific’s, Norfolk Southern’s and the combined company’s ability to successfully implement its respective operational, productivity, and strategic initiatives; a significant adverse event on Union Pacific’s or Norfolk Southern’s network, including, but not limited to, a mainline accident, discharge of hazardous materials, or climate-related or other network outage; the outcome of claims, litigation, governmental proceedings and investigations involving Union Pacific or Norfolk Southern, including, in the case of Norfolk Southern, those with respect to the Eastern Ohio incident; the nature and extent of Norfolk Southern’s environmental remediation obligations with respect to the Eastern Ohio incident; new or additional governmental regulation and/or operational changes resulting from or related to the Eastern Ohio incident; and a cybersecurity incident or other disruption to our technology infrastructure. This list of important factors is not intended to be exhaustive. These and other important factors, including those discussed under “Risk Factors” in Norfolk Southern’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000070216525000008/nsc-20241231.htm) and Norfolk Southern’s subsequent filings with the SEC, Union Pacific’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 7, 2025(available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000100885/000010088525000042/ unp-20241231.htm) (the “Union Pacific Annual Report”) and Union Pacific’s subsequent filings with the SEC, as well as the risks described in Union Pacific’s registration statement on Form S-4, as filed with the SEC on September 16, 2025 (available at https://www.sec.gov/Archives/edgar/data/100885/000119312525204376/d908896ds4.htm) (the “Registration Statement”), may cause actual results, performance, or achievements to differ materially from those expressed or implied by these forward-looking statements. References to Union Pacific’s and Norfolk Southern’s website are provided for convenience and, therefore, information on or available through the website is not, and should not be deemed to be, incorporated by reference herein. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Union Pacific and Norfolk Southern disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law or regulation. [Graphic Appears Here] [Graphic Appears Here] 2

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT In connection with the Transaction, Union Pacific filed the Registration Statement with the SEC, which includes a prospectus with respect to the shares of Union Pacific’s common stock to be issued in the Transaction and a joint proxy statement for Union Pacific’s and Norfolk Southern’s respective shareholders (the “Joint Proxy Statement/Prospectus”). The definitive joint proxy statement will be mailed to shareholders of Union Pacific and Norfolk Southern once declared effective. Each of Union Pacific and Norfolk Southern may also file with or furnish to the SEC other relevant documents regarding the Transaction. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that Union Pacific or Norfolk Southern may mail to their respective shareholders in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF UNION PACIFIC AND NORFOLK SOUTHERN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING UNION PACIFIC, NORFOLK SOUTHERN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders of Union Pacific and Norfolk Southern may obtain free copies of these documents and other documents filed with the SEC by Union Pacific or Norfolk Southern through the website maintained by the SEC at http://www.sec.gov or from Union Pacific at its website, https://investor.unionpacific.com/financials/sec-filings, or from Norfolk Southern at its website, https://norfolksouthern.investorroom.com/ sec-filings. Documents filed with the SEC by Union Pacific will be available free of charge by accessing Union Pacific’s website at https://investor.unionpacific.com/financials/sec-filings, or alternatively by directing a request by mail to Union Pacific’s Corporate
Secretary, 1400 Douglas Street, Omaha, Nebraska 68179, and documents filed with the SEC by Norfolk Southern will be available free of charge by accessing Norfolk Southern’s website at https://norfolksouthern.investorroom.com/sec-filings or, alternatively, by directing a request by mail to Norfolk Southern’s Corporate Secretary, 650 West Peachtree Street NW, Atlanta, Georgia 30308-1925.
PARTICIPANTS IN THE SOLICITATION Union Pacific, Norfolk Southern and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Norfolk Southern and Union Pacific in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Union Pacific and Norfolk Southern and other persons who may be deemed to be participants in the solicitation of shareholders of Union Pacific and Norfolk Southern in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus, which was included in the Registration Statement filed with the SEC on September 16, 2025. Information about the directors and executive officers of Union Pacific and their ownership of Union Pacific common stock can also be found in the Union Pacific Annual Report, and its definitive proxy statement in connection with its 2025 annual meeting of shareholders, as filed with the SEC on March 25, 2025 (the “Union Pacific 2025 Proxy Statement”) and other documents subsequently filed by Union Pacific with the SEC, which are available on its website at www.up.com. Information about the directors and executive officers of Union Pacific, their ownership of Union Pacific common stock, and Union Pacific ’s transactions with related persons is set forth in in the sections entitled “Proposal Number 1 – Election of Directors—Directors/Nominees”, “Director Compensation in Fiscal Year 2024”, “Proposal Number 3 – Advisory Vote to Approve Executive Compensation”, “A Letter From Our Compensation and Talent Committee” and “Compensation Discussion and Analysis” of the Union Pacific 2025 Proxy Statement. To the extent holdings of Union Pacific common stock by the directors and executive officers of Union Pacific have changed from the amounts of Union Pacific common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the
SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=100885&owner=exclude under the tab “Ownership Disclosures”. Information about the directors and executive officers of Norfolk Southern and their ownership of Norfolk Southern common stock is also set forth in the definitive proxy statement for Norfolk Southern’s 2025 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 28, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/000119312525066914/d892357ddef14a.htm), and other documents subsequently filed by Norfolk Southern with the SEC. Information about the directors and executive officers of Norfolk Southern, their ownership of Norfolk Southern common stock, and Norfolk Southern’s transactions with related persons is set forth in the sections entitled “Norfolk Southern Director Nominees”, “Corporate Governance and the Board—Item 1: Election of 13 Directors for a One-Year Term”, “Corporate Governance and the Board—Director Nominees”, “Corporate Governance and the Board—Compensation of Directors”, “Executive Compensation” and “Stock Ownership Information” of such definitive proxy statement. Please also refer to Norfolk Southern’s subsequent Current Report, as filed with the SEC on Form 8-K on June 3, 2025 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000702165/ 000119312525133796/d35291d8k.htm), regarding subsequent changes to Norfolk Southern’s Board of Directors following the filing of such definitive proxy statement. To the extent holdings of Norfolk Southern common stock by the directors and executive officers of Norfolk Southern have changed from the amounts of Norfolk Southern common stock held by such persons as reflected in the definitive proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=702165&owner=exclude under the tab “Ownership Disclosures”. Free copies of these documents may be obtained as described above. NON-GAAP MEASURES Although this presentation includes forward-looking non-GAAP measures, it is not practicable to reconcile, without unreasonable efforts, these forward-looking measures to the most comparable GAAP measures, due to unknown variables and uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value. See Cautionary Note Regarding Forward Looking Statements. [Graphic Appears Here] [Graphic Appears Here] 3

TRANSACTION WITH UNION PACIFIC [Graphic Appears Here] Roadmap to Completion The Board of Directors of both Union Pacific and Norfolk Southern have unanimously approved the transaction Shareholders vote to approve the transaction NS and UP expect to file their application with the STB by late January 2026, which will describe how the combined rail network will provide safer, faster and more reliable service and increased competition to a broad range of stakeholders Targeting closing the transaction in 2027 [Graphic Appears Here] [Graphic Appears Here] For additional details on the transaction, please see NS’s filings with the SEC and the dedicated microsite, https://www.up-nstranscontinental.com/ [Graphic Appears Here] 4

TRANSACTION OVERVIEW

Financial Terms	• UP purchasing NS for an implied value of $320 per share; ~72% stock (1:1 share) and ~28% cash ($88.82/share) funded through cash on hand and new debt • Premium of 25.0% to NS's 30-trading day volume weighted average price on July 16, 2025[1] • Implied enterprise value of $85B for NS • No Voting Trust; $2.5B reverse termination fee • Pausing share repurchases; Debt to EBITDA at close estimated at ~3.3x • Committed to maintaining "A" rating
Synergies & Value Creation	• Estimated $2.75B in annualized synergies through new revenue and productivity opportunities • Adjusted EPS[2] accretive early in Year 2; high single digit Year 3+ • Debt to EBITDA reduced to ~2.8x by Year 2 • 2024 combined free cash flow of $7.3B, growing to ~$12B by Year 3 • Share repurchases resumed in Year 2, growing to $10B+ annually by Year 3
Governance	• Combined company to be headquartered in Omaha, NE with Atlanta, GA remaining a core location • Three NS Directors, including Mark George & Richard Anderson, expected to join the Union Pacific board in connection with closing of the merger, thereby providing the NS Board with meaningful representation on the combined company board of directors and helping to ensure that the combined company has the opportunity to benefit from the insights and experience of the NS Board • Jim Vena named Chief Executive Officer of combined company

(1) Represents the last trading day prior to press speculation that UP was pursuing a potential acquisition of NS.
(2) Excluding incremental transaction-related amortization.

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BENEFITS OF TRANSACTION [Graphic Appears Here] Benefits of Combined Company Benefits for NS Shareholders Combination of NS and UP creates America’s first transcontinental railroad, spanning over 50,000 miles across 43 states with access to 10 international interchanges and approximately 100 ports, enhancing competition in the transportation industry, strengthening the ability of the combined company to compete with the American truck network and other alternative transportation options Combined company would be expected to achieve significant run-rate EBITDA synergies, as well as significant cost synergies, driven by, among other things, the ability to convert U.S. truck volumes to rail through new single-line service, further penetrate international markets, enhance asset utilization and routing and reduce purchased services and material costs, as well as increased efficiencies in SG&A costs NS and UP share similar cultures and the combined company would continue to focus on safety and be well-positioned to improve safety through technological advances Combined company will provide job opportunities for both Norfolk Southern’s and Union Pacific’s union employees, provide non-union workers with opportunities to grow as part of a larger combined enterprise, preserve all craft jobs, and increase employment opportunities in towns and cities across the combined rail network Deal values NS common stock at $320 per share based on UP’s closing price on July 16, 2025, an approximately 25% premium to NS’s 30-trading day volume weighted average closing price per share ~28% of the merger consideration will be paid in cash, providing NS shareholders with significant liquidity upon completion of the merger, and enabling Norfolk Southern shareholders to immediately realize a significant portion of NS’s present and potential future value without the potential market or execution risks associated with continuing as a standalone company ~72% of the merger consideration1 will be paid in shares of UP common stock, resulting in NS shareholders holding approximately 27%2 of the common stock of the combined company immediately following completion of the merger, providing NS shareholders with meaningful participation in the synergies from the transaction and in any potential growth in the earnings and cash flows of the first American transcontinental railroad [Graphic Appears Here] (1) Based on Union Pacific’s closing stock price on July 16, 2025. (2) Based on the number of shares and stock-based awards of Union Pacific and Norfolk Southern outstanding as of September 9, 2025, which is the last 6 practicable trading day before the date the preliminary S-4 was filed.